838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-448 February 14, 2022

Platinum Group Metals Ltd. Completes
Non-Brokered Private Placement and
Fully Repays Credit Facility

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" or the "Company") reports the closing on February 11, 2022 of a non-brokered private placement of common shares at price of US$1.695 per common share as previously announced on January 25, 2022.  An aggregate of 3,539,823 common shares were subscribed for and issued to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI"), resulting in gross proceeds to the Company of US$6.0 million (the "Private Placement").

On February 11, 2022 the Company used a portion of the net proceeds of the Private Placement to pay all accrued interest and repay the US$3.0 million principal balance of a senior secured facility with Sprott Private Resource Lending II (Collector), LP and the other lenders party thereto (the "2019 Sprott Facility").  The balance of proceeds from the Private Placement will be used by the Company for general corporate and working capital purposes.

After the repayment of the 2019 Sprott Facility principal balance due, the Company is now debt free.  Importantly, the Company's pledge of its South African assets as security against the 2019 Sprott Facility has been fully released.

Pricing of the Private Placement was set to be consistent with the equity consideration paid in Common Shares of the Company for the Company's recent purchase of its outstanding 6 7/8% Convertible Senior Subordinated Notes (the "Notes").  The Private Placement allowed HCI to return to a near 26% interest in the Company, as it held prior to the purchase and cancellation of the Notes.

Securities purchased pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement on February 11, 2022. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Act"), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

HCI is a "related party" of the Company (as defined by Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101")) and the Company relied on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves HCI, exceeds 25 per cent of the Company's market capitalization calculated in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the expected closing date of the above transactions as it has negotiated the above transactions on an expedited basis.

PLATINUM GROUP METALS LTD.	…2

The Company relied on the exemption for "Eligible Interlisted Issuers" under Section 602.1 of the TSX Company Manual in connection with the listing of the common shares on the Toronto Stock Exchange ("TSX") under the Private Placement.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President and CEO

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include but are not limited to statements regarding use of proceeds and implications for the Company. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

PLATINUM GROUP METALS LTD.	…3

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the potential inability to obtain required regulatory approvals and satisfy other applicable closing conditions; possible adverse impacts due the global outbreak of COVID-19; the Company's inability to generate sufficient cash flow or raise sufficient additional financing requirements; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd.; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.